Issuer Free Writing Prospectus
Filed under Rule 433
Registration Statement No. 333-275360
Supplementing the Preliminary Prospectus
Supplement, dated November 9, 2023 and
The Base Prospectus, dated November 7, 2023

POLARIS INC.

PRICING TERM SHEET

November 9, 2023

$500,000,000 6.950% Senior Notes due 2029 (the “Notes”)

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 9, 2023 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated November 7, 2023 (the “Base Prospectus”) included in the registration statement (File No. 333-275360) filed with the Securities and Exchange Commission. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein. Terms used but not defined in the Pricing Term Sheet will have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Polaris Inc. (the “Company”)

Ratings:*	Baa3 / BBB / BBB

Principal Amount:	$500,000,000

Maturity Date:	March 15, 2029

Coupon (Interest Rate):	6.950%

Yield to Maturity:	7.178%

Spread to Benchmark Treasury:	255 basis points

Benchmark Treasury:	4.875% due October 31, 2028

Benchmark Treasury Price and Yield:	101–02 3/4; 4.628%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2024

Optional Redemption:
Prior to February 15, 2029, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i)          (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on February 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 40 basis points less (b) interest accrued on those Notes to, but excluding, the date of redemption, and

(ii)          100% of the principal amount of the Notes to be redeemed, plus, in each case, any accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

On or after February 15, 2029, the Company may, at its option, redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

Price to Public:	99.018%

Trade Date:	November 9, 2023

Settlement Date:	November 16, 2023 (T+5)

CUSIP / ISIN:	731068AA0 / US731068AA07

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about November 16, 2023, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to November 16, 2023, will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at +1-800-831-9146 or by email at prospectus@citi.com; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC, 28255-0001, Attention: Prospectus Department, or by telephone at +1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204.

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